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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 28 2002

SEC FILE NUMBER
8-47433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tejas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2700 Via Fortuna, Suite 400
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Garber (512) 306-8222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name — *if individual, state last, first, middle name*)

111 Congress Ave., Suite 1100	Austin, TX 78701	
(Address)	(City)	(State)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Garber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tejas Securities Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BRENDA WILLIS
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-21-2004

Signature

Director of Finance

Title

Brenda Willis

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEJAS SECURITIES GROUP, INC.

Table of Contents

KPMG

111 Congress Avenue
Suite 1100
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

Independent Auditors' Report

The Board of Directors
Tejas Securities Group, Inc:

We have audited the financial statements of Tejas Securities Group, Inc. (the Corporation) (a wholly owned subsidiary of Westech Capital Corp.) as listed in the accompanying index under "Financial Statements" that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tejas Securities Group, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2002, except for note 15
which is as of March 21, 2002

TEJAS SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents	$	518,806	481,705
Deposit with clearing organization, restricted		260,471	250,000
Receivable from clearing organization		1,905,338	735,616
Receivables from employees and stockholders		319,754	78,819
Receivable from parent company		2,339,826	-
Federal income taxes receivable from parent company		-	1,751,339
Securities owned:			
Corporate equity securities		1,067,117	502,354
Corporate and municipal debt securities		1,944,550	1,930,668
		3,011,667	2,433,022
Property and equipment:			
Property and equipment		456,781	511,928
Accumulated depreciation		(226,604)	(208,398)
Net property and equipment		230,177	303,530
Deferred tax asset		43,680	122,016
Other assets		314,360	256,841
	$	8,944,079	6,412,888
Liabilities and Stockholders' Equity			
Accounts payable, accrued expenses and other liabilities	$	2,924,558	1,484,493
Securities sold, not yet purchased		332,581	446,078
Payable to clearing organization		-	456,660
Payable to parent company		-	26,389
Federal income taxes payable to parent company		490,529	-
Subordinated debt		1,000,000	1,000,000
Total liabilities		4,747,668	3,413,620
Commitments and contingencies			
Stockholders' equity:			
Preferred stock, no par value, convertible 1,000,000 shares authorized; none issued and outstanding		-	-
Common stock, no par value, 10,000,000 shares authorized; 5,828,888 and 5,903,888 shares issued in 2001 and 2000; 5,799,055 and 5,900,555 outstanding in 2001 and 2000		2,295,674	2,370,674
Additional paid-in capital		866,161	866,161
Retained earnings (accumulated deficit)		1,041,909	(160,234)
Subscriptions receivable		-	(75,000)
Treasury stock, at cost, 29,833 and 3,333 shares in 2001 and 2000		(7,333)	(2,333)
Total stockholders' equity		4,196,411	2,999,268
	$	8,944,079	6,412,888

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2001 and 2000

		2001	2000
Revenue:			
Commissions	$	25,615,989	16,818,686
Underwriting and investment banking income		316,927	1,831,326
Net dealer inventory and investment loss, net of trading interest expense of $120,976 and $151,946, respectively		(630,687)	(4,076,629)
Other income		23,576	135,222
Total revenue		25,325,805	14,708,605
Expenses:			
Commissions, employee compensation and benefits		18,591,284	13,915,381
Clearing and floor brokerage		412,819	965,889
Communications and occupancy		1,458,330	1,503,999
Professional fees		991,743	1,433,020
Interest, related party		115,000	115,315
Other		1,824,564	2,412,962
Total expenses		23,393,740	20,346,566
Income (loss) before income tax expense (benefit)		1,932,065	(5,637,961)
Income tax expense (benefit):			
Federal:			
Current		615,529	(1,745,478)
Deferred		53,353	(44,734)
State:			
Current		36,057	(29,015)
Deferred		24,983	(23,196)
		729,922	(1,842,423)
Net income (loss)	$	1,202,143	(3,795,538)

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Stockholders' Equity

For the Years Ended December 31, 2001 and 2000

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Subscriptions Receivable	Treasury Stock	Total
Balance at December 31, 1999	5,900,555	$ 2,370,674	116,161	3,635,304	(126,168)	(2,333)	5,993,638
Subscriptions collected or converted to compensation	-	-	-	-	51,168	-	51,168
Contributed capital	-	-	750,000	-	-	-	750,000
Net loss	-	-	-	(3,795,538)	-	-	(3,795,538)
Balance at December 31, 2000	5,900,555	2,370,674	866,161	(160,234)	(75,000)	(2,333)	2,999,268
Subscriptions cancelled	(75,000)	(75,000)	-	-	75,000	-	-
Treasury stock purchases	(26,500)	-	-	-	-	(5,000)	(5,000)
Advance to parent company	-	-	-	-	-	-	-
Net income	-	-	-	1,202,143	-	-	1,202,143
Balance at December 31, 2001	5,799,055	$ 2,295,674	866,161	1,041,909	-	(7,333)	4,196,411

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Changes in Subordinated Borrowings

For the Years Ended December 31, 2001 and 2000

Subordinated borrowings at December 31, 2001 and 2000	$ 1,000,000

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income (loss)	$	1,202,143	(3,795,538)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Deferred tax expense (benefit)		78,336	(67,930)
Depreciation and amortization expense		95,875	113,226
Non-cash compensation expense		-	50,000
Loss on disposition of fixed assets		4,224	-
Increase in deposit with clearing organization		(10,471)	(150,000)
Increase in receivable from/decrease in payable to clearing organization, net		(1,626,382)	(1,934,963)
(Increase) decrease in receivables from employees and stockholders		(240,935)	298,635
Decrease (increase) in Federal income taxes receivable from parent company		1,751,339	(1,751,339)
(Increase) decrease in securities owned		(578,645)	3,774,726
(Increase) decrease in other assets		(57,519)	340,212
Decrease in other investments		-	932,253
Increase (decrease) in accounts payable, accrued expenses and other liabilities		1,440,065	(412,635)
(Decrease) increase in securities sold, not yet purchased		(113,497)	258,138
Increase (decrease) in Federal income taxes payable to parent company		490,529	(863,821)
Net cash provided by (used in) operating activities		2,435,062	(3,209,036)
Cash flows from investing activities:			
Proceeds from disposition of furniture and equipment		-	63,684
Purchase of furniture and equipment		(26,746)	(157,159)
Net cash used in investing activities		(26,746)	(93,475)
Cash flows from financing activities:			
Purchase of treasury stock		(5,000)	-
Subscription collected		-	1,168
Contributed capital		-	750,000
Net change in receivable from/payable to parent company		(2,366,215)	300,873
Net cash provided by (used in) financing activities		(2,371,215)	1,052,041
Net increase (decrease) in cash and cash equivalents		37,101	(2,250,470)
Cash and cash equivalents at beginning of year		481,705	2,732,175
Cash and cash equivalents at end of year	$	518,806	481,705
Supplemental disclosures:			
Interest paid	$	235,976	267,261
Income taxes paid	$	127,500	1,003,749

Summary of non-cash transactions:

During 2000, the Corporation forgave $50,000 of common stock subscription receivable from a former employee and recorded compensation expense (Note 14).

During 2000, the Corporation transferred to Westech Capital Corp. (parent company) at cost two employee promissory notes totaling $250,000 and reduced its payable to the parent company by the corresponding amount (Note 14).

During 2001, a former employee forfeited his rights to the Corporation's common stock in the amount of $75,000 which resulted in the cancellation of the former employee's stock subscriptions receivable for $75,000 (Note 14).

See accompanying notes to financial statements.

(1) Organization and Basis of Presentation

Tejas Securities Group, Inc. (the "Corporation") (a wholly owned subsidiary of Westech Capital Corp.) is primarily engaged in securities brokerage, investment banking and trading activities. The Corporation's headquarters are located in Austin, Texas. The Corporation is registered as a broker and dealer in securities with the National Association of Securities Dealers, Inc. and clears its transactions on a fully disclosed basis through First Clearing Corporation. In June 2000, the Corporation dissolved its wholly owned operating subsidiary, Tejas Securities Group – East, LLC ("Tejas – East"). The operations of the Atlanta, Georgia office are included as a division of the Corporation subsequent to June 2000.

TSG Capital, LLC, a wholly owned subsidiary of the Corporation was formed in 1999 to be the general partner in TSG Internet Fund I, Ltd. (the "Fund"), an investment hedge fund managed by the Corporation. TSG Capital, LLC elected to liquidate the Fund effective December 15, 2000 and TSG Capital, LLC ceased to be an operating entity as of December 31, 2000.

The Corporation is authorized to issue 1,000,000 shares of convertible preferred stock. The convertible preferred shares may be issued from time to time and will have the designations, preferences, voting powers, relative, participating, optional or other special rights and privileges and the qualifications, limitations, and restrictions as determined by the Board of Directors.

On August 27, 1999, pursuant to an Agreement and Plan of Merger by and among the Corporation, Westech Capital Corp., a New York corporation ("Westech") and Tejas Securities Group Holding Company, a Texas corporation ("Tejas Holding"), the Corporation acquired Westech through a reverse merger (the "Merger"). As a result of the Merger, Tejas Holding became a wholly owned subsidiary of Westech and the holder of approximately 81% of the outstanding common stock of the Corporation.

On August 29, 2001, the minority interest shareholders exchanged their shares of the Corporation's common stock for restricted stock of Westech. As a result, Westech owns, directly or through Tejas Holding, 100% of the Corporation as of December 31, 2001.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Securities transactions and the related commission revenue and expense are recorded on a trade date basis.

The Corporation does not carry or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

The Corporation routinely executes securities transactions on behalf of its employees and officers and management considers those transactions to be executed at arm's length.

(b) ***Investment Banking***

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Corporation acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(c) ***Cash and Cash Equivalents***

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

A certificate of deposit was pledged by the Corporation as security on an irrevocable letter of credit issued in conjunction with the Atlanta office lease in the amount of approximately $92,000 and $88,000 for the years ended December 31, 2001 and 2000, respectively.

(d) ***Securities Owned and Securities Sold, Not Yet Purchased***

Long and short positions in securities are reported at fair value. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net dealer inventory and investment loss. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

(e) ***Property and Equipment***

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives for equipment approximate those used for Federal income tax purposes and range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

(f) ***Repurchase and Resale Agreements***

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2001 and 2000.

(Continued)

(g) *Federal Income Taxes*

The results of operations for the Corporation are included in the consolidated federal income tax return of Westech. The Corporation is allocated its share of Westech's federal income tax accrual in accordance with an intercompany tax allocation policy which is based on a separate return method. Separate state tax returns are filed for the Corporation.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) *Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) *Adoption of Accounting Pronouncements*

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133). The Corporation was required to implement this Statement effective with its 2001 fiscal year (after deferral by SFAS No. 137). Statement 133 addresses the accounting for derivative instruments, including certain instruments embedded in other contracts, and for hedging activities. Under Statement 133, the Corporation is required to recognize all derivative instruments as either assets or liabilities in the statements of financial condition and measure those at fair value. If certain conditions are met a derivative may be specifically designated as a hedge, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-dominated forecasted transaction. The adoption of Statement 133 on January 1, 2001 had no impact on the Corporation's financial position or results of operations. The Corporation did not hold any derivatives as of December 31, 2001 and 2000.

(j) *Reclassifications*

Certain reclassifications have been made to amounts presented in the previous year to be consistent with the 2001 presentation.

(Continued)

(3) Net Capital Requirements

The Corporation, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Corporation is required to maintain a minimum "net capital" to satisfy rule 15c3-1. At December 31, 2001, the minimum “net capital” requirement for the Corporation was $250,000. "Net capital" at December 31, 2001 aggregated $884,276. The Corporation’s ratio of aggregate indebtedness to net capital was 3.86 to 1 at December 31, 2001.

(4) Rule 15c3-3

The Corporation is exempt from the Securities Exchange Commission Rule 15c3-3 under Subsection (K). Under this exemption, the “Computation for Determination of Reserve Requirements” and “Information Relating to Possession or Control Requirements” are not required. However, during 2001 and as a result of its examination process, the National Association of Securities Dealers, Inc. (NASD) has raised certain issues related to the Corporation’s exemptions under Rule 15c3-3. The Corporation does not agree with NASD’s preliminary findings and continues to believe that it has complied with the conditions for exemption.

(5) Receivables From and Payables To Clearing Organization

At December 31, 2001 and 2000, the Corporation had receivables from and payables to its clearing organization consisting of the following:

		2001	2000
Receivable:	$		
Receivable from clearing organization		1,232,038	-
Fees and commissions receivable		673,300	735,616
	$	1,905,338	735,616
Payable:			
Payable to clearing organization	$	-	456,660

(Continued)

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2001 and 2000, securities owned and sold, not yet purchased consisted of the following:

	2001		2000	
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
State and municipal obligations	$ 86,200	-	1,497,469	119,628
US Government bonds	395,784	-	4,979	-
Corporate bonds and notes	1,462,566	93,240	428,220	230,000
Equity securities	1,067,117	239,341	502,354	96,450
	$ 3,011,667	332,581	2,433,022	446,078

(7) Other Investments

In 1999, certain owners and directors of the Corporation established TSG Capital, LLC, a Texas limited liability company, for the purpose of acting as general partner of TSG Internet Fund I, Ltd. (the "Fund"), a Texas Limited Partnership. On December 28, 1999, the Corporation purchased TSG Capital, LLC through the conversion of liabilities owed to the Corporation by TSG Capital, LLC.

TSG Capital, LLC acted as the General Partner of the Fund and had no other operations. TSG Capital, LLC (the "General Partner") received a management fee equal to 0.375% of the average monthly net asset value of the Fund after the end of a fiscal quarter. In addition, the General Partner received a performance fee equal to 20% of the annual net profits of the Fund after the end of each fiscal year. These fees were in turn paid to the Corporation in exchange for providing services to the General Partner for investment management, compliance and accounting and reporting. During 2000, the Corporation recognized approximately $79,000 in management fees, which is included in other income in the accompanying statements of operations. The General Partner did not earn a performance fee in 2000. The Corporation also received placement fees totaling approximately $230,000 for the year ended December 31, 2000 in exchange for soliciting private placements for the Fund. Placement fees are included in underwriting and investment banking income in the accompanying statements of operations.

On January 1, 2000, the Corporation elected to withdraw $100,000 of its investment in the Fund. As of June 30, 2000, the Corporation elected to withdraw its remaining investment holdings in the Fund valued at $521,527. The Corporation recorded a loss of $310,726 during 2000 related to its investment in the Fund. On December 1, 2000, the General Partner elected to dissolve and liquidate the Fund effective December 15, 2000.

(Continued)

(8) Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

As of December 31, 2001 and 2000, the Corporation has accrued $1,280,128 and $426,411, respectively, in commissions payable.

The Corporation pays bonuses to its employees and officers at interim periods and year-end. Accrued bonuses as of December 31, 2001 were $1,000,000, which consisted of both contractual and discretionary amounts. Of the $1,000,000, an officer of the Corporation received approximately $200,000 as part of his contractual compensation. Both contractual and discretionary amounts are reviewed by management of the Corporation, with discretionary amounts approved by the Compensation Committee of Westech. Accrued bonuses as of December 31, 2000 were $317,000 and were subsequently paid during the first quarter of 2001.

(9) Subordinated Debt

The Corporation had $1,000,000 in debt subordinated to claims of general creditors as of December 31, 2001 and 2000, respectively. The subordinated debt was originally due November 1, 2001, accrues interest at 11.5 percent and is owed to a director of the Corporation. Interest is paid monthly. On February 27, 2001, the Corporation's subordinated debt was restructured. The holder of the debt granted the Corporation an option to extend the maturity of the subordinated debt at its discretion for a period of at least one year not to exceed three years. In consideration for this option, the Corporation paid $20,000 to the holder of the debt. In November 2001, the Corporation exercised its option to extend the maturity of the subordinated debt through November 1, 2002.

The Corporation paid $115,000 and $115,315 in interest related to this debt for the years ended December 31, 2001 and 2000, respectively. As a condition of the loan agreements, the Corporation issued to the lender warrants to purchase 112,500 shares of common capital stock of the Corporation in 1998 and additional 112,500 shares in 1999. The warrants were exercisable at a price of $2.65 per share of common stock and were scheduled to expire on November 12, 2003. As of December 31, 1999, the Corporation and the lender cancelled the warrants, which were subsequently replaced with options to purchase shares of Westech common stock effective January 1, 2000.

(Continued)

(10) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2001 and 2000 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income (loss) before income tax expense (benefit) as a result of the following:

		2001	2000
Computed "expected" expense (benefit)	$	656,902	(1,916,907)
Meals and entertainment		19,486	27,579
State income tax		61,040	(52,211)
Change in valuation allowance		-	48,902
Other		7,506	50,214
	$	729,922	(1,842,423)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

		2001	2000
Deferred tax assets:			
Capital loss carryforwards	$	50,644	64,370
Accrued expenses		18,734	75,794
Other		30,495	34,775
Gross deferred tax assets		99,873	174,939
Valuation allowance		(48,902)	(48,902)
Net deferred tax assets		50,971	126,037
Deferred tax liabilities:			
Property and equipment		(7,291)	(4,021)
Total gross deferred tax liability		(7,291)	(4,021)
Net deferred tax asset	$	43,680	122,016

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Corporation will realize the benefits of these deductible differences net of the existing valuation allowances at December 31, 2001 and 2000. For the year ended December 31, 2001, the Corporation did not recognize a change in valuation allowance for capital loss carryforwards. At December 31, 2001, the Corporation had capital loss carryforwards of approximately $146,000.

(11) Profit Sharing Plan

In January 1997, the Corporation instituted a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over 21 years old to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Corporation are discretionary. No contributions were made for 2001 and 2000.

(12) Off Statements of Financial Condition Risk

The Corporation is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Corporation is exposed to off statements of financial condition risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Corporation and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Corporation's receivable from clearing brokers represents amounts on deposit with First Clearing Corporation. The Corporation is exposed should First Clearing Corporation be unable to fulfill its obligations for securities transactions. First Clearing Corporation requires the Corporation to maintain $250,000 in its account at all times.

The Corporation deposits its cash with financial institutions. Periodically such balances exceed applicable FDIC insurance limits.

(13) Lease Commitments

The Corporation leases its office facilities and certain office equipment under operating leases. The future minimum payments due under these operating leases as of December 31, 2001 are as follows:

2002	$ 964,000
2003	626,000
2004	314,000
2005	38,000
	$ 1,942,000

Rent expense amounted to approximately $1,234,000 and $1,235,000 for the years ended December 31, 2001 and 2000, respectively.

On December 22, 2000, the Corporation subleased a portion of its furniture and equipment effective January 1, 2001. Under the terms of these sublease agreements, the future minimum payments to be received are approximately $103,000 during 2002 and approximately $34,000 during 2003.

(14) Related Party Transactions

During 2000, Westech contributed cash capital of $750,000 to the Corporation. No stock was issued in connection with this transaction.

The Corporation makes advances to certain employees in months when their commission payout does not meet a predetermined amount. As of December 31, 2001 and 2000, approximately $320,000 and $71,000, respectively, had been advanced to employees and officers under this agreement. These receivables are to be repaid through reductions of future commissions or bonuses.

During 2001, the Corporation forgave approximately $4,000 in receivables from employees and stockholders. During 2000, the Corporation forgave approximately $25,000 in receivables from employees and stockholders. The amounts forgiven are included in compensation expense in the accompanying statements of operations.

During 1999, the Corporation received a $200,000 note from an officer of the Corporation. The note accrued no interest and was due on demand if the officer resigned as an employee of the Corporation prior to December 31, 2000. Under the terms of the note, matured unpaid principal accrued interest at the lesser of 5.55% per annum or the maximum rate allowed by law from the earlier of December 31, 2000 or the officer's voluntary termination. In October 2000, the Corporation transferred the note to Westech at cost and reduced its payable to parent company by the corresponding amount.

During 1999, the Corporation received a $50,000 note from an employee of the Corporation to supplement the employee's commission payout during 1999. The note accrued interest of 8% per annum, and was due and payable on August 27, 2000. In addition, the note was secured by a stock pledge agreement for Westech stock owned by the employee. In October 2000, the Corporation transferred the note to Westech and reduced its payable to parent company by the corresponding amount.

The Corporation had notes receivable, and related interest accrued, from other employees and related parties of the Corporation totaling $7,500 as of December 31, 2000. The notes had terms which either required settlement by pre-determined dates or which allowed the notes to be forgiven based on pre-determined conditions, which were based on employee compensation arrangements.

During 1999, the Corporation received a $50,000 note from an employee for 50,000 shares of common stock, which is included in subscriptions receivable in the accompanying statement of stockholders' equity as of December 31, 1999. The note accrued no interest and was due and payable on June 1, 2000. In June 2000, the Corporation forgave the $50,000 note and included the amount in compensation expense.

During 1999, the Corporation received a $100,000 note from an employee for 100,000 shares of common stock. The note accrued no interest and was due in two installments, beginning with a $25,000 payment on October 1, 1999 and the remaining $75,000 on August 23, 2001. The first installment of $25,000 was collected in 1999. The balance of $75,000 was included in subscriptions receivable in the accompanying statement of stockholders' equity as of December 31, 1999 and 2000. The remaining balance of the note was secured by a stock pledge agreement for the shares issued by the Corporation as of December 31, 2000. In 2001, the former employee relinquished his right to the 100,000 shares of common stock. As a result, the Corporation received 25,000 shares of treasury stock and canceled the remaining 75,000 shares of common stock and related subscription receivable.

Notes receivables and related party receivables are included with both receivables from employees and stockholders and subscriptions receivable on the accompanying statement of financial condition.

Beginning in 2000, the Corporation began to provide or receive temporary funding to or from Westech for routine operating expenses. As of December 31, 2001, the Corporation had a receivable from parent company in the amount of $2,339,826. As of December 31, 2000, the Corporation had a payable to parent company in the amount of $26,389.

The Corporation engaged a Westech director to act as a consultant for the Corporation on a month-to-month basis beginning in October 1999. Under the terms of the agreement, the Corporation compensated the consultant for professional services rendered at a rate of $12,500 per month, plus out of pocket expenses. In 2000, the Corporation modified the agreement so that the director received $6,250 per month for professional services. For the year ended December 31, 2000, the total amount paid for services was $112,762. No fees were paid to the consultant in 2001.

(15) Subsequent Event

In March 2002, the Corporation received $2,500,050 in cash proceeds from Westech for settlement of the receivable from parent company. The proceeds were used to purchase a certificate of deposit. The certificate was pledged as collateral on a term loan agreement entered into by Westech.

(16) Contingencies

The Corporation is involved in various claims and legal actions that have arisen in the ordinary course of business. It is management's opinion that liabilities, if any, arising from these actions will not have a significant adverse effect on the financial condition or results of operations of the Corporation.

Schedule 1

TEJAS SECURITIES GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total stockholders' equity	$	4,196,411
Subordinated debt		1,000,000
		5,196,411
Less:		
Nonallowable assets:		
Property and equipment, net		230,177
Receivable from employees and stockholders		319,754
Receivable from parent company		2,339,826
Deferred tax asset		43,680
Other assets		314,360
		3,247,797
Net capital before haircuts on securities		1,948,614
Haircuts on securities, including undue concentration		1,064,338
Net capital	$	884,276
Aggregate indebtedness:		
Total liabilities	$	4,747,668
Less:		
Subordinated debt		(1,000,000)
Securities sold, not yet purchased		(332,581)
Aggregate indebtedness	$	3,415,087
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Net capital in excess of minimum requirement	$	634,276
Ratio of aggregate indebtedness to net capital	$	3.86:1
Reconciliation with Corporation's computation (included in Part II of form X-17A-5 as of December 31, 2001):		
Net capital, as reported in the Corporation's Part II (unaudited) Focus report	$	923,299
Audit adjustments:		
Federal income taxes payable to parent company		13,187
Accrued expenses		(50,000)
Other		(2,210)
Net capital per above	$	884,276

See accompanying independent auditors' report.

Schedule 2

TEJAS SECURITIES GROUP, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements

The Corporation's management believes that it is exempt from the reserve requirements and the related computations for the determination thereof under Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Corporation carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

The Corporation did not hold funds or securities for, or owe money or securities to, customers as of December 31, 2001; all customer funds and securities are transmitted to a clearing broker. Therefore, possession or control requirements under Rule 15c3-3 do not apply.

The Corporation is exempt from the Securities Exchange Commission Rule 15c3-3 under Subsection (K). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required. However, during 2001 and as a result of its examination process, the National Association of Securities Dealers, Inc. (NASD) has raised certain issues related to the Corporation's exemptions under Rule 15c3-3. The Corporation does not agree with NASD's preliminary findings and continues to believe that it has complied with the conditions for exemption.

See accompanying independent auditors' report.

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

The Board of Directors
Tejas Securities Group, Inc.:

In planning and performing our audit of the financial statements and schedules of Tejas Securities Group, Inc. (the Corporation) (a wholly owned subsidiary of Westech Capital Corp.) as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2002